

April 1, 2011

Via Facsimile
Ms. Carla Zhou
Chief Financial Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, Twelfth Floor
1 East Chang'an Avenue, Dongcheng District
Beijing, 100738 PRC

    **Re:    NextMart, Inc.**
        **Form 10-K for the Fiscal Year Ended September 30, 2009**
        **Filed January 13, 2010**
        **File No. 000-26347**

Dear Ms. Zhou:

    We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Andrew Mew

        Andrew Mew
        Accounting Branch Chief

cc:  Daniel H. Luciano, Esq.